EXLSERVICE HOLDINGS, INC.

350 Park Avenue, 10th Floor

New York, New York 10022

October 17, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Owen Pinkerton

ExlService Holdings, Inc.

Registration Statement on

Form S-1 (File No. 333-121001)

Dear Mr. Pinkerton:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 5,750,000 shares (including 750,000 shares to cover over-allotments) of common stock, par value $0.001 per share, of ExlService Holdings, Inc. (the “Company”) be accelerated to October 19, 2006 at 2:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Company hereby further requests that the effective date of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended (Registration No. 001-33089) (the “Form 8-A” and, together with the Form S-1, the “Registration Statements”), also be accelerated to the same time as the Form S-1.

ExlService Holdings, Inc. (the “Company”) hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Very truly yours,

/s/ Vikram Talwar

Vikram Talwar

Chief Executive Officer

October 17, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	ExlService Holdings, Inc.
Registration Statement on Form-S-1
File No. 333-121001

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with ExlService Holdings, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 19, 2006 at 2:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 4, 2006

(ii)	Dates of distribution: October 4, 2006 – October 19, 2006

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: approximately 24,050

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ Samson Frankel

Samson Frankel

Senior Vice President